UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-SB
                                (Amendment No. 1)



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                  OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                           AMAZING NUTRITIONALS, INC.
                 (Name of Small Business Issuer in its charter)

           Delaware                                              74-3046548
 (State or Other Jurisdiction                                 (I.R.S. Employer
of Incorporation Organization)                               Identification No.)


                           AMAZING NUTRITIONALS, INC.
                               43 West 33rd Street
                                    Suite 405
                               New York, NY 10001
                                 (212) 695-3334
          (Address and Telephone Number of Principal Executive Offices)


                                 C.J. Lieberman
                               43 West 33rd Street
                                    Suite 405
                              New York, N.Y. 10001
                                 (212) 695-3334
           (Name, address and telephone number for agent for service)


                                   Copies to:
                             Michael S. Krome, P.C.
                                  8 Teak Court
                           Lake Grove, New York, 11755
                                 (631) 737-8381
                              (631) 737-8382 (fax)


        Securities to be registered under Section 12(b) of the Act: None

           Securities to be registered under Section 12(g) of the Act:
                    Common Stock, $.0001 Par Value Per Share

                           AMAZING NUTRITIONALS, INC.

                  INDEX TO REGISTRATION STATEMENT ON FORM 10-SB

                               Items in Form 10-SB


                                     Part I

Item 1.       Description of Business                                          1
Item 2.       Management's Plan of Operation                                   4
Item 3.       Description of Property                                          5
Item 4.       Security Ownership of Certain
              Beneficial Owners and Management                                 5
Item 5.       Directors, Executive Officers,
              Promoters and Control Persons                                    6
Item 6.       Executive Compensation                                           7
Item 7.       Certain Relationships and Related Transactions                   8
Item 8.       Description of Securities                                        8

                                     PART II

Item 1.       Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters                     10
Item 2.       Legal Proceedings                                               10
Item 3.       Changes in and Disagreements with Accountants                   10
Item 4.       Recent Sales of Unregistered Securities                         10
Item 5.       Indemnification of Directors and Officers                       10

                                    PART F/S

Financial Statements                                                          13

                                    PART III

Item 1.       Index to Exhibits                                               13


                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate," or "continue" or comparable terminology are intended to identify forward-looking statements. The Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable based on information available to the Company on the date of this report. The Company cannot give any assurances that these assumptions and expectations will prove to have been correct or that the Company will take any action that its management may be presently planning. These statements by their nature involve substantial risks and uncertainties and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control.

                                     PART I


Item 1.  Description of Business

(a) Business development. Amazing Nutritionals, Inc. (the "Company") was incorporated in the State of Delaware on May 8, 2002. The Company was spun-off by its parent company Advanced Plant Pharmaceuticals, Inc., a public company trading under the symbol APPI on the NASDAQ OTC Bulletin Board.

(b) Business of the Company; principal products and services. The Company is a development stage company that intends to manufacturer, market and distribute dietary supplements developed by Advanced Plant Pharmaceuticals, Inc. The first of these dietary supplements is LHM
         123. On January 2, 2004 the Company acquired all formulations, trade secrets, rights, patents and trademarks pertaining to Advanced Plant Pharmaceuticals, Inc.'s dietary supplement LHM 123. This supplement was developed through the use of whole plant technology and the Company believes it to be a benefit to those with Alzheimer's disease.

         The Company has what it believes is a unique thirteen-step process (the "Process") utilizing whole plants for the production of LHM 123. The Company believes that its Process will (i) preserve, in the dietary supplements produced with such Process, virtually the whole of the natural ingredients found in the plant and (ii) will result in all of the dietary supplements produced with such Process using the same plants in the same proportions, having near identical ingredient formulations. The Company believes that the current technology used by other producers of dietary supplements extracts natural ingredients and nutrients from a plant through an extraction process using alcohol which, the Company believes, changes the chemical formation of the plant and destroys many of the natural ingredients the plant has to offer. The Company's Process, however, utilizes the whole plant without the use of alcohol and allows the use of nearly the whole of the natural ingredients available from the plant.

         The Company intends to market LHM 123 as a whole plant dietary supplement that is believed to be a benefit to those with Alzheimer's disease. Second to this, the Company plans to seek out and develop other new and innovative products in the dietary supplement marketplace.

         Distribution of products. The Company's market research indicates that most of the successful nutritional supplements were initially marketed through some form of direct response advertising, be it Television, radio, print media or Internet direct response campaigns. It is the intention of the Company to utilize various forms of direct response marketing for its products. Direct marketing will allow the Company to test market products on a small scale. Then the Company can determine the feasibility of further marketing once as small-scale test has been performed within a demographically specific market.

         Competitive business conditions. In the mainstream business (wholesale), channels are critical to volume. The manufacturers with impact in the national sales are going to win display space in the store, and most buyers seem content to pick their product off the store floor. Price is critical, because the channels take significant margins. Buyers are willing to settle for laminated quality. In direct sales to customers, price isn't as critical. The Company's target customer is not making his purchase based on price alone; rather he or she is purchasing our product for effectiveness, trouble free buying at a fair price. Reliable delivery is as important as an effective product.

         Sources of material. The Company uses a raw material supplier located in Brooklyn, New York, as its main supplier and source for the specific plants and other ingredients used for manufacturing its dietary supplements. The Company believes that there are many other suppliers from which it can purchase the plants and other ingredients it needs.

         Patents and trademarks. The Company is currently seeking to patent LHM 123 as an all-natural, fully standardized, dietary supplement comprised of specific botanical components that act synergistically.

         Government regulations. In accordance with the Federal Food, Drug and Cosmetic Act, as amended by the Dietary Supplement Health and Education Act of 1994 ("FD&C Act"), the Company will comply with specific requirements in labeling their products. Specifically, the statute requires that dietary supplements be labeled as such, that the dietary support claim be submitted to the FDA within thirty days after its first use, that the labeling bear a statutorily-prescribed disclaimer stating that the claim has not been evaluated by the FDA and that the product is not intended to diagnose, treat, cure, or prevent diseases, and that the labeling does not contain a claim that the product will diagnose, mitigate, treat, cure, or prevent a specific disease or class of disease.

         Number of employees. The Company currently employs four (4) full time employees and no part time consultants.

(c) Reports to Security Holders. The Company is not currently subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. However, upon effectiveness of this Form 10 S-B and in accordance with NASDAQ Rule 6530 the Company intends hereafter to file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 2.  Management's Plan of Operation

(a)      Plan of Operation.

         (i) Over the next twelve months, the Company will require additional funds to pay for the costs of setting up the manufacturing and research facility envisioned. The minor administrative costs for the Company have been and will in all likelihood continue to be borne by the Company's President during 2004, or until such time when the Company makes a more active effort to implement its manufacturing, marketing and distribution plans.

                  The Company believes it will require an estimated $1,200,000 to develop and execute its business plan. These funds are intended to cover the expenses associated with opening and maintaining the Company's offices for the next eighteen months, salaries, manufacturing, patent application, trademark processes, research & development, marketing, legal and accounting. The Company plans to fund this financial need through equity private placements of its common stock.

         (ii) While the Company will always continue to seek to refine and perfect its products through continued research and development, it believes that LHM 123 is currently "Market-Ready" and is seeking mass-market deployment over the next twelve months. As suitable dietary supplements become available for the Company to research and develop, the Company will seek to add them to their product line.

         (iii) The Company does not expect to purchase or sell any significant equipment over the next twelve months.

         (iv) The Company does not foresee any significant changes in the number of employees it will employ over the next twelve months.

Item 3.  Description of Property

         Amazing Nutritionals, Inc.'s president provides the Company with limited office space in his offices at no charge located at 43 West 33rd Street, Suite 405, New York, N.Y. 10001. The space is currently sufficient for the needs of the Company. The Company does not pay rent at this point in time.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of January 14, 2004, of each officer or director of the Company, by each person or firm who owns more than 5% of the Company's outstanding shares and by all officers and directors of the Company as a group.


         Title of     Name and Address                                        Amount and Nature       Percent of
         Class        of Beneficial Owner                                   of Beneficial Owner            Class
         -------------------------------------------------------------------------------------------------------
         Common       Advanced Plant Pharmaceuticals                           3,300,000 (a)              16.50%
                      43 West 33rd Street, Suite 405
                      New York, NY 10001

         Common       C.J. Lieberman                                           2,500,000 (b)              12.50%
                      43 West 33rd Street, Suite 405
                      New York, N.Y. 10001

         Common       Barry Clare                                              1,200,000 (c)               6.00%
                      43 West 33rd Street, Suite 405
                      New York, N.Y. 10001

         Common       Samuel Berkowitz                                           250,000 (d)               1.25%
                      43 West 33rd Street, Suite 405
                      New York, N.Y. 10001

         Common       David Lieberman                                            250,000 (e)               1.25%
                      43 West 33rd Street, Suite 405
                      New York, N.Y. 10001

         Common       Joel Appel                                                  50,000 (f)                   *
                      43 West 33rd Street, Suite 405
                      New York, N.Y. 10001

         Common       Michael S. Krome                                            25,000 (g)                   *
                      8 Teak Court
                      Lake Grove, NY 11755

         Common       Officers and Directors                                   3,950,000 (h)              19.75%
                      as a Group (3 persons)

----------
* Ownership is less than 1%

(a) Advanced Plant Pharmaceuticals is the seller of the Assets of the Company

(b) C. J. Lieberman is the sole member of the Board of Directors of the Company.

(c)      Barry Clare is the President of the Company.

(d)      Samuel Berkowitz is the Chief Financial Officer of the Company.

(e)      David Lieberman is President of APPI

(f)      Joel Appel is the Sales & Marketing Director of the Company.

(g)      Michael S. Krome is the attorney handling SEC matters for the Company


Item 5.  Directors, Executive Officers, Promoters and Control Persons

         Name                       Age              Position
         -----------------------------------------------------------------------
         C.J. Lieberman             40               Chairman
         Barry Clare                45               President
         Samuel Berkowitz           47               CFO/Secretary
         Joel Appel                 64               Sales & Marketing Director

         C.J. Lieberman. Mr. Lieberman has been the Chairman of Amazing Nutritionals, Inc. since inception. Mr. Lieberman has over 10 years of varied business experience in the Whole Plant Pharmaceutical industry.

         Barry Clare. Mr. Clare has been the President of Amazing Nutritionals, Inc. since inception. He will serve until the next annual meeting, or until his successor is elected and qualified. Mr. Clare brings to Amazing Nutritionals, Inc. many years of varied business experience. Prior to joining Amazing, Mr. Clare was President of Sales & Marketing for Advanced Plant Pharmaceuticals, Inc. "APPI". Amongst many sales and marketing duties Mr. Clare was responsible for bringing APPI's cholesterol reducing dietary supplement Lo-Chol from the laboratory to the market. Mr. Clare was founder and President of American Breaktime Industries, Inc., an institutional in-plant feeding company with annual sales exceeding $7,000,000. Mr. Clare was the Vice President and President of Intermediaries Inc., and Venture Capital Stage, Inc. respectively. Intermediaries and Venture Capital Stage specialized in raising seed capital for emerging growth companies with patented or proprietary technologies, arranged reverse mergers and conducted mergers and acquisitions.

         Samuel Berkowitz. Mr. Berkowitz has served as Chief Financial Officer for Amazing Nutritionals, Inc. since inception, and will continue to serve until his successor is elected and qualified. Mr. Berkowitz joined the Company in May of 1996. Mr. Berkowitz has more than 20 years experience in purchasing and inventory control. Mr. Berkowitz was the former Director of purchasing for EZ International a notions and crafts company. His duties included handling all domestic purchasing, sourcing, importing, printing, packaging and warehouse management for the Company. Prior to EZ International Mr. Berkowitz was Assistant Director of Purchasing for Pentapco, Inc. also involved in the notion and crafts industry. In 1978 Mr. Berkowitz received his BA in economics from Yeshiva University.

         Joel Appel. Mr. Appel has been the President of Sales & Marketing for Amazing Nutritionals, Inc. since inception. He will serve until the next annual meeting scheduled for May, or until his successor is elected and qualified. Mr. Appel began his career at Proctor & Gamble serving in the position of Territory Manager, Unit Manager and District Manager. While at Proctor & Gamble, Mr. Appel introduced Pampers Disposable Diapers and won an award for selling the most disposable diapers in the United States. During the 70's, 80's and 90's Mr. Appel was involved in sales and marketing of some very familiar brands, Oxy 5, Tums, Aqua Net and Orajel, just to name a few. During the early 80's he was Senior Executive VP at Jeffrey Martin where he served on the Board of Directors. In the late 80's Mr. Appel held the position of Senior VP of Sales with Thompson Medical where he was part of the team that introduced Ultra Slim Fast. More recently Mr. Appel held the position of Senior VP of Sales with GenDerm Health Care. While at GenDerm he helped reposition ZOSTRIX and ZOSTRIX -HP from ethically promoted and positioned products to consumer (OTC) products. The brand grew from 6 million to over 20 million dollars in sales in less than two years.

Item 6.  Executive Compensation

         No compensation was paid to any officer or director of the Company and the Company has not paid compensation to any employee since inception. The following table sets forth the Company's contemplated compensation to its officers and directors for fiscal year ending 2004.

                                        Annual Compensation                     Stock Awards
                                        -------------------                     ----------------------
                                                                                Restricted
                                                                                Stock
         Name and                                         Salary                Awards                   Options
         Principle Position             Year              ($)                   (shares)                     (#)
         -----------------------------------------------------------------------
         C.J. Lieberman                 2004               000,000             2,500,000                  00,000
         Barry Clare                    2004               000,000             1,200,000                  00,000
         Samuel Berkowitz               2004               000,000               250,000                  00,000
         Joel Appel                     2004               000,000                50,000                  00,000

         Employment Agreements.

         We have an Employment Agreement with our President, Barry Clare. Pursuant to this Agreement, we will pay an annual salary of NINETY THOUSAND DOLLARS per annum. The Agreement expires December 31, 2005 and is renewable by either party for an additional yearly term.

         Director's Compensation.

         We do not provide any Director's Compensation at this time.

Item 7.  Certain Relationships and Related Transactions

         On January 2, 2004, the Registrant acquired certain assets of APPI, a publicly traded Delaware corporation, in exchange for 3,300,000 shares of the Registrant's common stock. The primary assets are for all formulations, trade secrets, rights, patents and trademarks pertaining to APPI's dietary supplement LHM 123.

Item 8.  Description of Securities

         The Company is authorized to issue 20,000,000 shares of its Common Stock, par value $.0001 per share, of which 7,530,000 shares are outstanding as of January 14, 2004. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The Company's common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law. Holders of the Company's common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. Holders of shares of the Company's common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefore. Upon the Company's liquidation, dissolution or winding up, after payment to creditors, the holders of the Company's common stock are entitled to share ratably in the assets of the Company, if any, legally available of distribution to the Company's common stockholders. The Company's bylaws require that only a majority of the issued and outstanding shares of our common stock need be represented to constitute a quorum and to transact business at a stockholders' meeting. The stockholders do not have any preemptive rights or conversion rights.

         The Transfer Agent for the Company's Common Stock is Stock Transfer.com, 33 North Avenue, Suite 12, Burlington, VT (802) 862-8360.

         A Delaware statute prevents an "interested stockholder" (defined generally as a person owning more than 15% or more of a corporation's voting stock) from engaging in a "business combination" with the Delaware corporation for three years following the date the person became an interested stockholder unless, generally speaking, the transaction is approved by the Company's Board of Directors and the vote of two thirds of the outstanding shares not owned by such interested stockholder. This statute could have the effect of discouraging, delaying or preventing hostile takeovers, including those that might result in the payment of a premium over market price or changes in control or management of the Company.

                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

(a)      Market Information. The Company's Common Stock has never traded.

(b) Holders. As of December 31, 2003, there were approximately six (6) holders of the Company's common stock.

(c) Dividends. No dividends were paid during the fiscal year ending December 31, 2003.

Item 2.  Legal Proceedings

         There are no pending or threatened legal proceedings against the Company.

Item 3.  Changes in and Disagreements with Accountants

         The Company did not change accountants for the fiscal year ending 2003.

Item 4.  Recent Sales of Unregistered Securities

         None

Item 5.  Indemnification of Directors and Officers

         The Company's Certificate of Incorporation includes provisions to eliminate, to the full extent permitted by Delaware General Corporation Law as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The Certificate of Incorporation also includes provisions to the effect that the Company shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify any director or officer. In addition, the Company's By-laws require the Company to indemnify, to the fullest extent permitted by law, any director, officer, employee or agent of the Company for acts which such person reasonably believes are not in violation of the Company's corporate purposes as set forth in the Certificate of Incorporation.

         Section 145(a) of the Delaware Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of non-contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         Section 145(b) of the Delaware Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suite by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit is brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 145(c) of the Delaware Law provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         Section 145(d) of the Delaware Law states that any indemnification under subsections (a) and (b) of section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or
         (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

         Section 145(e) of the Delaware Law provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         Section 145(f) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         Section 145(g) of the Delaware Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of section 145.

         Section 145(j) of the Delaware Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

                           AMAZING NUTRITIONALS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2003




January 2, 2004

                           AMAZING NUTRITIONALS, INC.

                                DECEMBER 31, 2003



                                    I N D E X




                                                                        Page No.
                                                                        --------


INDEPENDENT AUDITORS' REPORT                                               2


BALANCE SHEET                                                              3


STATEMENTS OF OPERATIONS AND DEFICIT                                       4


STATEMENTS OF CASH FLOWS                                                   5


NOTES TO THE FINANCIAL STATEMENTS                                          6

     BRANCH OFFICE                                              TEL 212-840-2595
    20 LEBANON ROAD                                             FAX 212-840-7239
SCARSDALE, NY 10583-7122                                         www.lwccpa.com
      914-723-3376


                         Livingston, Wachtell & Co., LLP
                          certified public accountants
                           1140 avenue of the americas
                            new york, ny 10036-5803

LEONARD L. EIGER, C.P.A.                  JAY J. LIVINGSTON, C.P.A. (1919-1972)
IRA E. COHEN, C.P.A.                      THEODORE WACHTELL, C.P.A. (1919-1966)
JAMES R. GRIMALDI, C.P.A.                 HERBERT H. REYBURN, C.P.A. (1934-1985)
LAWRENCE GOLDMAN, C.P.A.                  IRVING ZUCKERMAN, C.P.A. (1965-1985)
                                          SAM BECKER, C.P.A. (1971-2001)

                                        3
         To the Board of Directors and Shareholders
         Amazing Nutritionals, Inc.
         New York, N.Y.


                          INDEPENDENT AUDITORS' REPORT


         We have audited the accompanying balance sheet of Amazing Nutritionals, Inc. (a development stage enterprise) as of December 31, 2003 and the related statements of operations and deficit and cash flows for the year then ended and for the period May 8, 2002 (Inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amazing Nutritionals, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended and from May 8, 2002 (Inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company, in order to commence operations, will need to raise funds for working capital. There can be no assurances that the Company will successfully acquire the necessary funding to commence its operations.


         /s/ Livingston Wachtell & Co., LLP
         ----------------------------------
         New York, N.Y.
         January 2, 2004

                           AMAZING NUTRITIONALS, INC.
                        (A Development Stage Enterprise)

                                  BALANCE SHEET

                                DECEMBER 31, 2003

                                     Assets

Current assets
     Cash and cash equivalents                                        $     100
                                                                      ---------

           Total assets                                               $     100
                                                                      =========


                    Liabilities and Stockholders' Deficiency

Current liabilities
     Accrued expenses                                                 $   2,224
     Due to related company                                               6,027
     Due to shareholder                                                     890
                                                                      ---------

           Total liabilities                                              9,141
                                                                      ---------

Stockholders' deficiency
     Common stock                                                         4,275
     Deficit accumulated during development stage                       (13,316)
                                                                      ---------

           Total stockholders' deficiency                                (9,041)
                                                                      ---------

           Total liabilities and stockholders' deficiency             $     100
                                                                      =========

                   The accompanying notes are an integral part
                          of the financial statements.

                           AMAZING NUTRITIONALS, INC.
                        (A Development Stage Enterprise)

                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                                  Cumulative
                                                                 Amounts since
                                               For the Year       Inception
                                                   Ended          May 8, 2002
                                               December 31,      To December 31,

                                                   2003              2003
                                                 --------          --------
Revenues                                         $     --          $     --

Cost of sales                                          --                --
                                                 --------          --------

         Gross profit                                  --                --

General and administrative expenses                 6,506            13,316
                                                 --------          --------

         Net loss                                  (6,506)          (13,316)

  Deficit - beginning of period                    (6,810)               --
                                                 --------          --------

Deficit - end of period                          $(13,316)         $(13,316)
                                                 ========          ========

                   The accompanying notes are an integral part
                          of the financial statements.

                           AMAZING NUTRITIONALS, INC.
                        (A Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS

                                                                                         Cumulative
                                                                                           Amounts
                                                                                            Since
                                                                           For the       Inception
                                                                             Year        May 8, 2002
                                                                            Ended            To
                                                                         December 31,   December 31,
                                                                            2003            2003
                                                                          --------       --------
Cash flows from operating activities:
     Net loss                                                             $ (6,506)      $(13,316)
     Adjustments to reconcile net loss from operations
     to net cash used by operating activities:
         Stock issued for services                                           4,275          4,275
         Changes in assets and liabilities:
         Accrued expenses                                                    2,224          2,224
                                                                          --------       --------

               Net cash used in operations                                      (7)        (6,817)
                                                                          --------       --------

Cash flows from financing activities:
     Bank overdraft                                                           (890)            --
     Due to shareholder                                                        890            890
     Due to related company - APPI                                             107          6,027
                                                                          --------       --------

               Net cash provided by financing activities                       107          6,917
                                                                          --------       --------

Net increase in cash and cash equivalents                                      100            100

Cash and cash equivalents - beginning of period                                 --             --
                                                                          --------       --------

Cash and cash equivalents - end of period                                 $    100       $    100
                                                                          ========       ========



Supplemental cash flow information: Cash paid during the period for:
               Interest                                                   $     --       $     --
                                                                          ========       ========

               Income taxes                                               $     --       $     --
                                                                          ========       ========

                   The accompanying notes are an integral part
                          of the financial statements.

                           AMAZING NUTRITIONALS, INC.

                        NOTES TO THE FINANCIAL STATEMENTS


1.       SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

         Amazing Nutritionals, Inc. ("the Company" or "ANI") focuses on the sale of dietary health supplements. The Company is a development stage enterprise that will focus on the selling and marketing of nutritional supplements dedicated to improving health and well being through the use of natural products. The Company intends to achieve this goal through the acquisition of existing products.

         TheCompany will also test market its own products in demographically acceptable areas, and upon successful introduction of a product in the marketplace, will distribute its products from distribution outlets already established by Advanced Plant Pharmaceuticals, Inc, ("APPI"), a related entity. ANI was incorporated in May 2002 and had devoted most of its efforts since inception to date on acquiring agreements and rights to various nutritional supplements and on raising capital. The Company's offices are located in New York City.

         CAPITAL RESOURCES AND BUSINESS RISKS

         TheCompany has been primarily involved in organizational activities and raising capital and is therefore in the development stage at December 31, 2003. All future operations are subject to all of the risks inherent in the establishment of a new business enterprise. Additional capital resources through new offerings of securities will be needed in order to achieve the Company's present objectives. The Company plans on making the following expenditures: i) acquiring the rights to market all natural dietary supplements; ii) applying for patents for its line of proprietary nutritional supplements, iii) performing research and development studies on new and existing supplements, and iv) developing and implementing an extensive marketing campaign to promote its line of proprietary nutritional supplements.

         TheCompany, in order to commence operations, it will be necessary for the Company to raise funds in order to make acquisitions and obtain working capital. There can be no assurances that the Company will be successful in acquiring the working capital required to bring its nutritional supplements to the commercial market.

         CONTROL BY PRINCIPAL STOCKHOLDERS

         TheCompany's director, executive officers and other related parties own beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of ANI. Accordingly, the director, executive officers and related parties, if they vote their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock, as well as the dissolution, merger or sale of all of the Company's assets.

        CASH AND CASH EQUIVALENTS

         TheCompany considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents.

1.       SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         Thecarrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair market value because of the short maturity of those instruments. It is not practicable to estimate the fair value of loans payable to stockholders due to the fact that they are related party transactions.

         REVENUE RECOGNITION

         Upon commencement of revenue producing activities, revenue will be recognized upon shipment to customers. The Company will adopt Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, which provided guidance on the recognition, presentation and disclosure of revenue in financial statements.

         STOCK ISSUED FOR SERVICES

         The Company issued 4,275,000 shares of common stock valued at $4,275 (par value) for consulting services rendered. The value of the stocks, issued for the services will be based upon management's estimate of the fair value of the Company's stock at the date of issuance.

         RESEARCH AND DEVELOPMENT COSTS

         Research and development costs will be expensed as incurred. Internal research and development services that the Company contracts out are expensed as incurred by the Company.

         INCOME TAXES

         The Company will utilize the asset and liability method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting For Income Taxes. SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of certain assets and liabilities.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1.       SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

         SIGNIFICANT ESTIMATES

         Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates related to the valuation of inventory, intangible assets, all accrued liabilities and the valuation of the stock options and stock issued for debt and services provided by related parties.

2.       RELATED PARTY TRANSACTIONS

         Included in "Due to Related Company" are general and administrative expenses paid by APPI on behalf of the Company. The amount due for these expenses is $6,027 at December 31, 2003.

3.       CAPITAL STOCK

         The Company is authorized to issue 20 million shares of its common stock, par value $.001 per share. The holders of common stock are entitled to one vote per each share held on all matters to be voted on by stockholders. As of December 31, 2003, the Company has issued 4,275,000 common shares, issued at par value.

4.       SUBSEQUENT EVENT

         As of January 2004, the Company will acquire from APPI, all legal rights to an all natural dietary supplement to help improve the lives of those afflicted with Alzheimer's disease. As consideration for receiving all rights to this natural supplement, the Company will issue to APPI a total of 3,300,000 shares of its common stock. Upon the completion of this transaction, APPI will then become a major shareholder in the Company.

                                    PART III


Item 1.  Index to Exhibits 1

3.1      Certificate of Incorporation of AMAZING NUTRITIONALS, INC.

3.2      By-Laws of AMAZING NUTRITIONALS, INC.

10.1     Employment Agreement with Barry Clare

99.1     Asset Purchase Agreement with Advanced Plant Pharmaceuticals, Inc.


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMAZING NUTRITIONALS, INC.


February 25, 2004                   By: /s/ Barry Clare
                                            -------------------------------
                                            Barry Clare, President


                                       13